EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 16 December 2019

13 December 2019	Holding(s) in Company
10 December 2019	Director/PDMR Shareholding
9 December 2019	RIIO-2 Final Business Plan Submission
4 December 2019	Holding(s) in Company
3 December 2019	Director/PDMR Shareholding
2 December 2019	Total Voting Rights
26 November 2019	Holding(s) in Company

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

5 December 2019	Scrip Dividend for 2019/20 Interim Dividend
3 December 2019	Board Appointment
25 November 2019	Agreement reached with the State of New York
21 November 2019	Publication of Supplemental Prospectus